News Release

ALEXCO ACHIEVES COMMERCIAL PRODUCTION AT BELLEKENO

January 6, 2011 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce that it has declared commercial production to have been achieved as of January 1, 2011 at its 100% owned Bellekeno silver-lead-zinc mine and mill complex in the Keno Hill Silver District, Yukon Territory. Commissioning of the Bellekeno conventional flotation plant and underground mine, initiated in late September 2010, was completed at the end of December with both the mine and mill operating at initial design throughput of 250 tonnes per day of ore for 30 days. This activity has also satisfied the Initial Completion test under the Company’s silver purchase agreement with Silver Wheaton Corp. (NYSE, TSX:SLW). For financial reporting purposes, this declaration of commercial production establishes January 2011 as the first full month of commercial production.

Commissioning activity at the Bellekeno complex began in late September 2010 with confirmation of electrical and mechanical integrity of all plant equipment, and proceeded through scheduled processing of low grade material at low throughput rates in late October, and finally scale-up to initial design capacity and processing of ore by mid November. During the commissioning and ramp-up period of October through December, the mine produced approximately 15,700 tonnes of ore and the mill processed over 9,000 tonnes of ore and started shipping commercial specification concentrate for smelting and refining in early December. Average production grade of ore extracted during this October through December period, including low grade material specifically mined for plant commissioning purposes, was 1,068 grams per tonne silver, 12.6% lead and 6.6% zinc.

Optimization and debottlenecking activities continue at Bellekeno, as the mine and mill ramp up to fully-optimized levels of production. Primary focus areas of these activities include further optimization of pumping and piping efficiency between the flotation circuit and the dewatering (filtration) circuit, and continued improvement of operating efficiencies in the dewatering circuit.

“Reaching commercial production at Bellekeno is the final milestone in Alexco’s transition to a fully accredited Canadian mining company, and a critical achievement in the growth and evolution of our business”, said Clynton Nauman, Alexco’s President & CEO. “We are looking forward to further success and growth of our Keno Hill operations in 2011, and especially working with our stakeholders to reestablish Keno Hill as one of the preeminent silver producing districts in the world.”

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

About Alexco

Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

The scientific and technical information about the Bellekeno project on which this news release has been based was prepared by Mr. Thomas Fudge Jr., P.E., Vice President Development and Engineering for Alexco and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.